Exhibit 99.3

Teva Reports Preliminary Second Quarter 2015 Results

$4.97 Billion in Revenue and $1.43 in Non-GAAP EPS

Raises 2015 EPS Guidance

JERUSALEM – JULY 27, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced preliminary financial results for the second quarter of 2015:

•	Revenues of approximately $4.97 billion, down 2% compared to the second quarter of 2014. Excluding the impact of foreign exchange fluctuations and the sale of U.S. OTC plants in July 2014, revenues increased 6% compared to the second quarter of 2014.

•	Non-GAAP diluted earnings per share (EPS) of $1.43 in the second quarter of 2015, up 15% compared to the second quarter of 2014.

•	Non-GAAP operating income of $1.6 billion, an increase of 16% compared to the second quarter of 2014.

•	Cash flow from operations of $1.5 billion, an increase of 41% compared to the second quarter of 2014.

•	Free cash flow of $1.3 billion, up 51% compared to the second quarter of 2014.

Erez Vigodman, President and CEO of Teva, said, “Our preliminary results for the second quarter further demonstrate Teva’s continuous momentum and significantly strengthened fundamentals, improved generics and specialty businesses and ability to drive organic growth. We are confident that our key franchises, along with our transformational acquisition of Allergan Generics, will enable Teva to reinforce our already strong position and continue to generate stockholder value.”

Full Year 2015 EPS Guidance

Teva is raising its EPS guidance for the full year 2015, reflecting the positive momentum across the business. For the full year 2015, the Company now expects EPS to be in the range of $5.15 to $5.40, as compared to the previously provided EPS range of $5.05 to $5.35.

Teva Second Quarter 2015 Earnings Conference Call

Teva will report full second quarter 2015 financial results on Thursday, July 30, 2015. The Company will discuss its results on its quarterly earnings conference call and live webcast on the same day, at 8:00 a.m. ET.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-966-9439; Canada 1-866-966-0399 International +44(0) 1452 555566; passcode: 76780072. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva’s website at: www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until August 30, 2015, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 76780072.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

The following discussion and analysis contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the Sandoz product recently approved by the FDA) and our ability to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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Contacts

Investors

United States	Israel
Kevin C. Mannix	Tomer Amitai
215-591-8912	972 (3) 926-7656
Ran Meir
215-591-3033

Media

Teva United States	Teva Israel
Denise Bradley	Iris Beck Codner
215-591-8974	972 (3) 926-7687